EX-FILING FEES

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

BlackRock Hedge Fund Guided Portfolio Solution

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$14,491,036.58(1)	0.0000927%	$1,343.32(2)

Fees Previously Paid

Total Transaction Valuation	$14,491,036.58(1)

Total Fees Due for Filing			$1,343.32

Total Fees Previously Paid			—

Total Fee Offsets			—

Net Fee Due			$1,343.32

(1)	Calculated as the aggregate maximum purchase price for Shares that could be purchased, based upon the net asset value of the Trust as of May 1, 2022.
(2)	Calculated at $92.70 per $1,000,000 of the Transaction Value.